Georgeson Securities Corporation

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of Securities Exchange Act of 1934
June 30, 2019
Confidential

These financial statements and supplementary schedule are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Fernwood Ave.
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Chasse 781-575-2269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd.	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Chasse _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corporation _____ , as of June 30 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

North American Financial Controller

Title

Mary Pierotti Luosey

Notary Public



MARY PIEROTTI LUOSEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 21, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Georgeson Securities Corporation
Index
June 30, 2019



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation and Stockholder

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Georgeson Securities Corporation (the "Company") as of June 30, 2019, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements

under Securities and Exchange Commission Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 29, 2019

We have served as the Company's auditor since 2004.

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2019

Assets

Cash and cash equivalents	$	3,098,231
Cash segregated for regulatory purposes		4,098,460
Receivable from affiliates		1,092,701
Income tax refund due		598,233
Accounts receivable		126,979
Prepaid and other assets		87,432
Total assets	$	9,102,036

Liabilities and Stockholder's equity

Payable to affiliates	$	1,403,667
Amounts owed to customers		2,093,250
Accrued expenses		138,887
Amounts owed to clearing brokers		422,809
Total liabilities	$	4,058,613

Stockholder's equity

Common stock, $0.01 par value; 1,000 shares authorized, 203 shares issued and outstanding		10
Paid-In Capital	$	437,449
Retained earnings		4,605,964
Total stockholder's equity	$	5,043,423
Total liabilities and stockholder's equity	$	9,102,036

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Income
Year Ended June 30, 2019

Revenue

Revenue earned from affiliates	$	5,643,176
Fee revenue		537,854
Dealer manager revenue		92,500
Interest income		275,540
Total revenue	$	6,549,070

Expenses

Compensation and benefits	$	1,216,840
Brokerage commissions		3,336,727
Transfer agent expenses		87,875
General and administrative expenses		278,286
Technology expenses paid to affiliates		18,116
Occupancy expenses		36,636
Total expenses	$	4,974,480
Income before income taxes	$	1,574,590
Income tax expense		423,553
Net income	$	1,151,037

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2019

	Common Stock Shares	Common Stock Amount		Paid-In Capital		Retained Earnings		Total	
Balance as of July 1, 2018	203	$	10	$	437,449	$	3,454,927	$	3,892,386
Net Income	-		-		-		1,151,037		1,151,037
Balance as of June 30, 2019	203	$	10	$	437,449	$	4,605,964	$	5,043,423

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2019

Cash flows from operating activities		
Net income	$	1,151,037
Adjustments to reconcile net income to net cash provided		
by operating activities		
Increase in accounts receivable		(49,496)
Increase in deferred taxes		(11,952)
Increase in income tax receivable, prepaid and other assets		(581,670)
Increase in receivable from affiliates		(771,212)
Increase in accrued expenses		4,784
Increase in amounts owed to clearing broker		87,972
Increase in payable to affiliates		792,511
Increase in amounts owed to customers		34,330
Net cash provided by operating activities	$	656,304
Increase in cash, cash equivalents and restricted cash	$	656,304
Cash, cash equivalents and restricted cash at beginning of year	$	6,540,387
Cash, cash equivalents and restricted cash at end of the year	$	7,196,691
Income taxes paid to stand alone state jurisdictions	$	535,000

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Notes to Financial Statements
June 30, 2019

1. **Organization and Basis of Presentation**

   Georgeson Securities Corporation (the "Company" or "GSEC"), a Delaware corporation, is a wholly owned direct subsidiary of Georgeson LLC (the "Parent" or "GLLC"), an indirect subsidiary of Computershare US (US Holding Parent). Computershare Limited, a publicly-held Australian corporation, is the ultimate parent of the Company.

   The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans. The Company engages in services to SEC registrants with publicly announced corporate share repurchase programs, conducted in accordance with SEC Rule 10b-18. Since the Company carries customer balances, it is subject to the requirements of SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

   Cash and Cash Equivalents and Cash Segregated for Regulatory Purposes

   Cash and Cash Equivalents
   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. For the purpose of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash and cash equivalents as cash on hand, demand deposits and time deposits with original maturities less than 90 days. No cash equivalents were held at period end.

   Cash Segregated for Regulatory Purposes
   In accordance with Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company maintains a special reserve account for the benefit of its customers. The amounts owed to customers consists of funds in the sales settlement account waiting to be paid out to customers, funds in transit that are waiting to be paid out to customers and funds for uncashed checks over 1 year old which are held as part of the customer reserve under Rule 15c3-3.

   During 2016, the FASB issued ASU No. 2016-18, Restricted Cash. Under this guidance, the Company will need to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of year and end of year total amounts shown on the Statement of Cash Flows. The Company adopted ASU 2016-18 on July 1, 2018. The following table provides a reconciliation of cash and restricted cash reported within the Statement of Cash Flows.

Cash and cash equivalents	$	3,098,231
Cash segragated for regulatory purposes		4,098,460
Total cash, cash equivelants and cash segragated for regulatory purposes	$	7,196,691

Revenue Recognition

On July 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (as amended), using a modified retrospective method and, as a result, updated its revenue recognition accounting policy.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue earned from affiliates
Revenue earned from affiliates and broker commissions to affiliates are recorded when the performance obligation is satisfied and are incurred on a fixed fee per trade basis.

Revenue earned from affiliates-Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

10b-18 Revenue
The Company engages in services to SEC registrants with publicly announced corporate share repurchase programs, conducted in accordance with SEC Rule 10b-18. Rule 10b-18, which was adopted in 1982, provides a voluntary "safe harbor" from liability for manipulation under Sections 9(a)(2) and 10(b) of the Securities Exchange Act of 1934 (Exchange Act), and Rule 10b-5 under the Exchange Act, when a SEC registrant or its affiliated purchaser bids for or purchases shares of the SEC registrant's common stock in accordance with the Rule 10b-18's manner, timing, price, and volume conditions. The fees are paid by the SEC registrant clients and are outlined in the 10b-18 agreements between GSEC and the SEC registrant clients. Revenue is included in the fee revenue line on the Statement of Income. Revenue is recognized at a point in time, per share for trading activity on the date.

Dealer Manager Revenue
The Company acts as the registered broker dealer, and is contracted to provide services directly with the SEC registrants. Dealer manager services are for corporate actions such as equity and debt tender offers, consent solicitations, self-tenders, exchange offers and rights offers.

Interest income
Interest income, which includes earning credits of balances held at financial institutions, is recognized as earned.

Income Taxes

The results of operations for the Company are included in the consolidated federal and certain state income tax returns of Computershare US (the "US Parent Company"). The Company also files income tax returns in some states on a stand alone basis.

Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of the change in tax rates is recognized in the consolidated statement of income in the period that includes the enactment date.

On December 22, 2017, Staff Accounting Bulletin No. 118 ("SAB 118") was issued to address the application of US GAAP in situations when a company does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act. The accounting for income tax effects of the Act have been completed as of December 31, 2018 with no change to the amounts previously recorded.

The Company has assessed the implications of the Toll Charge, GILTI, FDII, and BEAT and noted they do not have an impact on the Company.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company recognizes interest and penalties related to unrecognized tax benefits as an adjustment to income tax expense. The Company has performed an evaluation of its tax positions and has concluded that as of June 30, 2019, there were no significant uncertain tax positions requiring recognition in its financial statements.

The tax years that remain open for federal purposes are the years ended June 30, 2016 and forward while certain state income tax jurisdictions remain open from June 30, 2014 and forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

Fair Value of Non-Financial Instruments
The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) approximate the reported value due to their short-term nature.

New Accounting Pronouncements

In February 2016, the FASB amended the guidance on accounting for leases. The new standard requires lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The new standard also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the consolidated financial statements. The new guidance became effective for the interim and annual periods beginning January 1, 2019. There will be no impact on the financial statements for the Company.

3. **Amounts owed to Clearing Broker**

All shareholder transactions are cleared through the Company's clearing brokers, Broadcort Capital Division of Merrill Lynch and Cowen. At June 30, 2019, the amount payable to the clearing brokers is $422,809 which is included in amounts owed to clearing brokers on the Statement of Financial Condition.

4. **Related Party Transactions**

In accordance with an expense sharing agreement, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) usage of office space or resources directly supporting the Company incurred by the Computershare group on the Company's relative number of full time employees in comparison to other affiliates of the group or percent of revenue or estimated usage to which such services are provided. For the year ended June 30, 2019, Utilities and other property-related expenses charged back to the Company totaled $36,636 which is included in occupancy expenses on the Statement of Income.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, technology services provided by affiliates to the Company. For the year ended June 30, 2019, infrastructure and system support charges totaled $18,116. This is included in the Technology expenses paid to affiliates on the Statement of Income.

The Company has an agreement with the Parent regarding dealer manager services. The amount of these fees that were charged back to the Company totaled $87,875 including expenses for services performed on its behalf by its Parent. These fees are included in the transfer agent expenses on the Statement of Income.

The employee benefit expenses for the Company are paid for by Computershare Inc. An affiliate has established a qualified retirement plan covering full-time, salaried employees and certain part-time employees. Expenses under this plan are accrued each year, and the costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred $45,036 as its matching contribution to the plan for the year ended June 30, 2019, which is recorded within compensation and benefits expense on the Statement of Income.

In addition to providing retirement benefits, Computershare Inc. provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of $69,856 which is recorded in compensation and benefits expense on the Statement of Income for the year ended June 30, 2019.

Revenue of $5,643,176 was recognized from affiliated companies during the year ended June 30, 2019. The Company serves as a broker dealer for transactions initiated by its affiliates. Dealer Manager Product revenue with the Parent accounted for $92,500. Dealer Manager Services are for corporate actions that must run through the broker dealer such as equity and debt tender offers, consent solicitations, self-tenders, exchange offers and rights offers. Both amounts are listed on the Statement of Income.

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. At June 30, 2019, the receivable from affiliates and the payable to affiliates amounted to $1,092,701 and $1,403,667, respectively.

5. **Regulatory Requirements**

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the rule.

In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2019, the Company had net capital of $3,149,487 which was $2,899,487 in excess of its required net capital of $250,000. At June 30, 2019, the Company had no aggregate debit items.

Georgeson Securities Corporation
Notes to Financial Statements
June 30, 2019

6. **Income Taxes**

The income tax expense for the year ended June 30, 2019 consists of the following:

Current tax expense from continuing operations

Federal	$	319,912
State		115,593
Total	$	435,505

Deferred tax expense from continuing operations

Federal	$	(9,585)
State		(2,367)
Total	$	(11,952)

Income tax expense (benefit) from continuing operations	$	423,553

The Company is allocated its share of the Indirect US Parent Company's federal and combined state and city income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized are generally recorded as a payable to or receivable from Computershare US Services Inc., a direct subsidiary of the US Parent Company. As of June 30, 2019, tax payables of $790,737 were included in the payable to affiliates account on the Statement of Financial Condition.

Georgeson Securities Corporation
Notes to Financial Statements
June 30, 2019

The components of deferred tax asset and liabilities are as follows at June 30, 2019:

Deferred tax asset

Provision for annual leave	$	8,766
Total deferred tax assets	$	8,766

Deferred tax liabilities

Other investments	$	(3,459)
Total deferred tax liabilities	$	(3,459)
Net deferred tax asset / (liability)	$	5,307

The difference between the tax expense derived by applying the federal statutory income tax rate to net income before federal income taxes and the total expense recognized in the financial statements from continuing operations is as follows:

Tax at U.S. statutory rate of 21%	$	330,664
State tax provision net of federal benefit		87,453
Other		5,436
Income tax expense form continuing operations	$	423,553

7. Contingencies

From time to time the Company is a defendant in certain litigation, and in addition, is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

8. Liabilities Subordinated to Claims of General Creditors

The Company had no borrowings under subordination agreements during the year ended June 30, 2019.

9. Segregated Cash

Cash of $4,098,460 has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the SEC. Pursuant to the Company's 15c3-3 calculation, $2,093,250 was required to be on deposit at June 30, 2019.

10. Concentration

The Company may be exposed to concentrations of credit risk regarding its cash and cash equivalents. The Company maintains its cash balances with depository institutions in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations. The Company has performed an assessment of its relationships and believes that its credit risk is limited.

11. Subsequent Events

The Company has evaluated subsequent events through June 30, 2019, no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

Georgeson Securities Corporation
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

June 30, 2019		Schedule I

Net capital		
Total stockholder's equity	$	5,043,423
Deductions		
Non-allowable assets:		
Accounts receivable		126,979
Receivable from affiliates		1,092,701
Prepaid and other assets		63,859
Deferred and other tax assets		607,657
Net Capital	$	3,152,227
Combined Aggregate Debit Items	$	-
Haircut on securities		2,740
Net Capital	$	3,149,487
Computation of basic net capital requirement		
Minimum required net capital (the greater of $250,000 or 2% of		
Combined aggregate debit items)		250,000
Excess net capital over minimum required	$	2,899,487

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's June 30, 2019 Form X-17a-5, as dated July 24, 2019.

Georgeson Securities Corporation
Computation for Determination of the Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2019   Schedule II

Free credit balances in customers' securities accounts	$ 2,093,250
Market value of securities in excess of 40 calendar days and which have not been confirmed	-
Total credits	2,093,250
Total debits	-
Excess of total credits over total debits	$ 2,093,250
Amount held on deposit in reserve bank account	$ 4,098,460

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule included in the Company's June 30, 2019 X-17a-5, as dated July 24, 2019.

Georgeson Securities Corporation
Information Relating to Possession or Control Requirements Under
Securities and Exchange Commission Rule 15c3-3

As of June 30, 2019	Schedule III

1.   Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required actions was not taken by the respondent within the time frames specified under Rule 15c3-3.

        A. Number of Items   0

2.   Customers' fully paid and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

        A. Number of Items   0

Georgeson Securities Corporation
General Assessment Reconciliation on form SIPC-7
June 30, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended June 30, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Georgeson Securities Corporation
118 Fernwood Ave.
Edison, NJ 08837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Park (201) 386-3340

2. A.	General Assessment (item 2e from page 2)	$4819
B.	Less payment made with SIPC-6 filed (exclude interest)	( )
	Date Paid	
C.	Less prior overpayment applied	(3826)
D.	Assessment balance due or (overpayment)	993
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$993

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $993

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Georgeson Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of August, 20 19.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2018
and ending June 30, 2019

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6549069

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 3336727

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions 3336727

2d. SIPC Net Operating Revenues $ 3212342

2e. General Assessment @ .0015 $ 4819

(to page 1, line 2.A.)

2



pwc

Report of Independent Accountants

To the Board of Directors of Georgeson Securities Corporation

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Georgeson Securities Corporation and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Georgeson Securities Corporation for the year ended June 30, 2019, solely to assist the specified parties in evaluating Georgeson Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Georgeson Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payment on page 1, item 2G of Form SIPC-7 with the respective cash disbursement records entry, as follows: Payment dated August 9, 2019 in the amount of $993 was compared to the HSBC account #183555 bank payment detail listing obtained from Scott Park, GSEC FINOP, reference number 05415JC01KSP dated August 9, 2019, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended June 30, 2019 to the Total revenue amount of $6,549,069 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2019, noting a difference of $1.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(3), commissions, of $3,336,727 to page 3 of the audited Form X-17A-5, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $3,212,342 and $4,819, respectively of the Form SIPC-7, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended June 30, 2018 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors of Georgeson Securities Corporation and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 29, 2019

2

Georgeson Securities Corporation
Compliance Report
June 30, 2019

Georgeson

Securities Corporation
Member FINRA, SIPC

480 Washington Boulevard, 26th Floor
Jersey City, New Jersey 07310

Georgeson Securities
Corporation's Compliance Report

Georgeson Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended June 30, 2019;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended June 30, 2019;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2019; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

We, Cynthia Nisley, Jeff Chasse, and Scott Park, swear (or affirm) that, to our best knowledge and belief, this Compliance Report is true and correct.

Manual Signatures of:

1)

Cynthia Nisley, President

2)

Jeff Chasse, CPU US Financial Controller

3)

Scott Park, FinOp Business Controller

Report as of August 29, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation

We have examined Georgeson Securities Corporation's assertions, included in the accompanying Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended June 30, 2019 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of June 30, 2019 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of June 30, 2019, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or FINRA Rule 2231 of Financial Industry Regulatory Authority, Inc (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended June 30, 2019, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2019, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2019 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Georgeson Securities Corporation's compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to

future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Georgeson Securities Corporation's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 29, 2019